Exhibit 99.1

Nayax Reports Second Quarter 2024 Financial Results

 Total revenue of $78.1 million, up 39% year-over-year;
Improved profitability with gross margins of 44.3%; return to operating profit with adjusted EBITDA of $8.1 million (1);

Reiterates full year 2024 guidance: revenue between $325-335 million and adjusted
EBITDA between $30-35 million (2)

HERZLIYA, Israel, August 7, 2024 – Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the second quarter, ended June 30, 2024.

"I am very pleased with our second quarter results, showing another quarter of excellent execution with strong demand for our products across all segments of the market. Our second quarter results demonstrate strong top-line growth and margin expansion that we expect to continue to build on throughout the year. Our commitment towards profitable growth has yielded outstanding results, marking significant improvement in our operating profit and adjusted EBITDA. We are especially pleased with the growth in recurring revenue, improvements in gross margins and adjusted EBITDA. Our recent acquisitions in Q2 of VMtecnologia and Roseman are accretive acquisitions that will support our expanded global footprint and pipeline.

Growing synergies from all parts of our business, combined with an ongoing focus on improving margins, will continue to drive our strong growth in revenue and profitability for the foreseeable future," commented Yair Nechmad, Chief Executive Officer and Chairman of the Board.

Sagit Manor, Chief Financial Officer added, “Nayax reported a solid set of quarterly financial results. We continue to grow at a fast pace, and in line with our strategy, reaching a record revenue of $78.1 million. We presented a solid increase in the number of managed and connected devices. Especially noteworthy is the strong improvement in our hardware gross margins, which were 29% compared to 19% in the second quarter of last year. We have strategically placed increased focus on leasing and rental over device sales, which will ultimately lead to a higher margin profile for our business in the mid and long term, per our guidance. Adjusted EBITDA in the quarter improved to $8.1 million and we returned to an operating profit. Looking ahead, we expect to continue our strong and profitable growth and we reiterate our full-year 2024 guidance on both top and bottom line.”

(1)	Adjusted EBITDA is a non-IFRS financial measure. Please refer to the tables at the end of this news release for a reconciliation of adjusted EBITDA to the most directly comparable IFRS measure.

(2)
The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events.  Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).

Second Quarter 2024 Financial Highlights

(All comparisons are relative to the second quarter and three-month period ended June 30, 2023, unless otherwise stated)

Revenue Breakdown Summary	Q2 2024 ($M)	Q2 2023 ($M)	Growth (%)
SaaS revenue	21.4	14.3	50%
Payment processing fees	32.0	22.0	45%
Total recurring revenue (*)	53.4	36.3	47%
POS devices revenue (**)	24.7	19.9	24%
Total revenue (***)	78.1	56.2	39%

(*) Recurring revenue comprised of SaaS revenue and payment processing fees.

(**) POS devices revenue includes revenues that are derived from the sale of our hardware products.

(***) Q2 2024 includes revenues from recent acquisition of VMtechnologia and Roseman consolidated for the first time.

•	Revenue of $78.1 million up 39%.

•	Recurring revenue from SaaS and processing fees comprised 68% of total revenue and grew 47%.

•	Hardware revenues increased by 24% with strong demand for products across all market segments.

•
Gross margin improved strongly to 44.3% from 37.1%. This was primarily due to significantly improved hardware margins rising to 29% from 19%, as a result of various steps taken to increase efficiencies within Nayax’s business and supply chain in recent quarters.

•	Nayax reported a return to operating profit of $0.9 million, compared to an operating loss of $3.7 million.

•
Finance expenses, net, were negatively impacted by $1 million, a complete write off, due to a change in the fair value of our minority investment in Nilus, treated as a financial asset, measured at fair value through profit or loss.

•	Net loss for the period was reduced to $3.0 million or ($0.083) per share, compared to a net loss of $4.0 million, or ($0.120) per share.

•	Adjusted EBITDA for the period was $8.1 million, an improvement of $6.8 million, compared to an adjusted EBITDA of $1.3 million.

•
Revenue and adjusted EBITDA were negatively impacted by an approximate $1 million in purchase accounting adjustment, due to a fair-value adjustment to deferred revenue, related to the Retail Pro acquisition completed in Q4 2023.

•	Strong cash flow from operating activities of $9.2 million.

•
As of June 30, 2024, the Company had $86 million in cash and cash equivalents and short-term deposits. This cash position reflects the gross cash consideration of $18.7 million for the two recent acquisitions of VMtechnologia (“VM Tech”) and Roseman.

•	As of June 30, 2024, short-term and long-term debt balances stood at $54 million.

Second Quarter 2024 Operational Metric Highlights

Key Performance Indicators	Q2 2024	Q2 2023	Growth (%)
Total transaction value ($m)	1,186	885	34%
Number of processed transactions (millions)	583	446	31%
Take rate % (payments) (*)	2.70%	2.49%	8%
Managed and Connected devices (millions) (**)	1,186	824	44%

(*) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the total dollar transaction value by the Company’s processing revenue in the same quarter.

(**) Number of Managed and connected devices includes 22,000 generated by VM Tech and 130,000 generated by Retail Pro as of the acquisition date.

•	Total transaction value grew 34% to approximately $1.2 billion.

•	Number of processed transactions increased 31% to 583 million.

•
Growth in the customer base continued at a healthy pace, adding 9,000 new customers in the quarter including 6,000 from organic growth, bringing the total customer base to over 85,000, an increase of 52% year-over-year.

•	The dollar-based net retention rate remained high at 130%, reflecting strong customer satisfaction, while the customer churn rate remained low at 2.8%.

•	Driven by robust customer demand, Nayax added 78,000 managed and connected devices in the quarter, including 22,000 new devices from the recent acquisition of VMtechnologia.

•	This brought the total number of managed and connected devices to 1,186,000 representing an increase of 44% year-over-year.

Recent Business Highlights

•
Nayax launched Nayax EV CloudPay, a cloud-based payments solution to help facilitate payments at electric vehicle (EV) charging stations. Many drivers currently pay for their EV charges by downloading multiple mobile apps. Since the kiosk is cloud-based, a single kiosk can facilitate the payments for multiple chargers, enabling a seamless experience for charging station operators and customers.

•
Nayax’ VPOS Touch card reader won the Best Payment System award from The Vendies, an annual UK-based vending industry award. Nayax’s VPOS Touch helps operators stay on top of their business via telemetry technology that communicates with a vending management system and app. The Nayax VPOS Touch won the same award for Best Payment System in 2021 and won the Payment System of the Year award from The Vendies in 2016, 2017, and 2018.

•
Nayax successfully closed the acquisition of VMtecnologia, a leading financial technology provider for the automated self-service industry in Brazil. This acquisition provides Nayax with a strong entry point into Latin America and into Brazil in particular and expands Nayax’s total addressable markets.

•
Nayax successfully closed the acquisition of Roseman Engineering, a Tel-Aviv based fuel and electric vehicle (EV) management software solution provider that allows managers of gas stations to track fuel station income, reduce expenses, and increase operational efficiencies. This acquisition complements Nayax’s existing offerings utilized by EV charging station operators worldwide.

Financial Outlook

For the full year 2024, management reiterates full year revenue, adjusted EBITDA and cash flow guidance, while increasing guidance on hardware gross margins.

Full year 2024 revenue expectations continue to be in the range of $325 million to $335 million, on a constant currency basis, representing year-over-year growth of at least 38%.

Nayax management increases its guidance on hardware gross margins and now expects it to be in the range of 27% to 29%, an increase from the former range of 25% to 27%. The increase was due to various improvements implemented in recent quarters including taking advantage of economies of scale, enhanced pricing strategies and continued cost optimization initiatives as well as a positive impact from the recent acquisitions.

We expect a slight increase in operating expenses due to the addition of the recent acquisitions.

Adjusted EBITDA for 2024 is expected to be in the range of $30 million to $35 million, as Nayax continues to scale its business and benefit from its high operating leverage.

Management expects that for the full year 2024, free cash flow, defined as operating cash flow minus capital expenditure, will be positive in aggregate.

On a long-term basis, management targets an approximate 35% annual growth on revenue, driven by a combination of organic growth and strategic M&A. The target model for adjusted EBITDA margin is 30%, and for gross margin is 50%.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks and is current as of today. Unless required by law, Nayax has no obligation to update its guidance. Please see the cautionary note regarding Forward-looking Statements below.

Investor Conference Calls

Nayax will host two conference calls to discuss the results later today, August 7, 2024. The first will be in English for international investors and the other in Hebrew for Israel-based investors to discuss its second quarter 2024 results.

The conference call in English will be held at: 8:30 a.m. Eastern Time / 3:30 p.m. Israel Time / 5:30 a.m. Pacific Time. The conference call in Hebrew will be held at: 9:30 a.m. Eastern Time / 4:30 p.m. Israel time / 6:30 a.m. Pacific Time.

Participating on the calls will be Yair Nechmad, Chief Executive Officer and Sagit Manor, Chief Financial Officer.

For the conference call in English, Nayax encourages participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. Participants will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13747984&linkSecurityString=1d4e01d130

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

•	U.S. TOLL-FREE: 1-877-737-7051;

•	ISRAEL TOLL-FREE: 1 809 455 690;

•	INTERNATIONAL: 1-201-689-8878

English webcast Link:

 https://viavid.webcasts.com/starthere.jsp?ei=1680817&tp_key=289f88c4f9

Following the conference call, a replay will be available until August 21, 2024. To access the replay, please dial one of the following numbers:

•	Replay TOLL-FREE: 1-844-512-2921

•	Replay TOLL/INTERNATIONAL: 1-412-317-6671

•	Replay TOLL/Israel: 1-809-458-327

•	Replay Pin Number: 137479845550

An archive of the audio webcast will be available on Nayax's Investor Relations website: Nayax - Investor Relations

Hebrew webcast link:

To access the conference call/webcast in Hebrew, use the link:

 https://us02web.zoom.us/j/84395935079

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on February 28, 2024 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition related costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

The Company cannot provide expected 2024 net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, of which unavailable information could have a significant impact on the Company’s IFRS financial results.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. As of June 30, 2024, Nayax has 11 global offices, approximately 1,100 employees, connections to more than 80 merchant acquirers and payment method integrations and globally recognized as a payment facilitator. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Public Relations Contact: Scott Gamm Strategy Voice Associates Scott@strategyvoiceassociates.com	Investor Relations Contact: Aaron Greenberg Chief Strategy Officer Aarong@nayax.com

NAYAX LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2024

(Unaudited)

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30	December 31
	2024	2023
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	61,912	38,386
Restricted cash transferable to customers for processing activity	54,397	49,858
Short-term bank deposits	24,137	1,269
Receivables in respect of processing activity	72,356	43,261
Trade receivable, net	47,019	41,300
Inventory	20,308	20,563
Other current assets	10,717	8,772
Total current assets	290,846	203,409

NON-CURRENT ASSETS:
Long-term bank deposits	2,119	2,304
Other long-term assets	5,571	5,883
Investment in associate	4,486	5,024
Right-of-use assets, net	6,373	5,341
Property and equipment, net	11,347	5,487
Goodwill and intangible assets, net	113,946	96,411
Total non-current assets	143,842	120,450
TOTAL ASSETS	434,688	323,859

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30	December 31
	2024	2023
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	34,530	47,477
Current maturities of long-term bank loans	2,386	1,101
Current maturities of loans from others and other long-term liabilities	4,451	5,422
Current maturities of leases liabilities	2,637	2,145
Payables in respect of processing activity	139,780	104,523
Trade payables	17,265	17,464
Other payables	31,122	25,650
Total current liabilities	232,171	203,782

NON-CURRENT LIABILITIES:
Long-term bank loans	15,417	327
Long-term loans from others and other long-term liabilities	20,762	14,476
Post-employment benefit obligations, net	715	427
Lease liabilities	4,412	4,149
Deferred income taxes	2,524	3,108
Total non-current liabilities	43,830	22,487
TOTAL LIABILITIES	276,001	226,269

EQUITY:
Share capital	9	8
Additional paid in capital	218,792	153,524
Capital reserves	10,129	9,643
Accumulated deficit	(70,243)	(65,585)
TOTAL EQUITY	158,687	97,590
TOTAL EQUITY AND LIABILITIES	434,688	323,859

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
	U.S. dollars in thousands
	(Excluding loss per share data)

Revenues	142,049	108,569	78,087	56,159
Cost of revenues	(79,474)	(69,838)	(43,499)	(35,303)
Gross Profit	62,575	38,731	34,588	20,856

Research and development expenses	(12,762)	(10,106)	(6,417)	(4,970)
Selling, general and administrative expenses	(45,284)	(33,967)	(23,824)	(17,536)
Depreciation and amortization in respect of technology and capitalized development costs	(5,383)	(2,814)	(2,812)	(1,674)
Other expenses, net	(506)	-	(378)	-
Share of loss of equity method investee	(538)	(741)	(248)	(383)
Operating profit (loss)	(1,898)	(8,897)	909	(3,707)
Finance expenses, net	(5,989)	(118)	(3,601)	(40)
Loss before taxes on income	(7,887)	(9,015)	(2,692)	(3,747)
Income tax expense	(82)	(485)	(321)	(226)
Loss for the period	(7,969)	(9,500)	(3,013)	(3,973)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	(0.227)	(0.288)	(0.083)	(0.120)

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
	U.S. dollars in thousands
Loss for the period	(7,969)	(9,500)	(3,013)	(3,973)

Other comprehensive income (loss) for the period:
Items that may be reclassified to profit or loss:
Gains (loss) on cash flow hedges	(39)	-	3	-
Gain from translation of financial statements of foreign operations	525	109	314	70
Total comprehensive loss for the period	(7,483)	(9,391)	(2,696)	(3,903)

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at January 1, 2024	8	153,524	248	9,545	(150)	(65,585)	97,590
Changes in the six months ended June 30, 2024:
Loss for the period						(7,969)	(7,969)
Issuance of ordinary shares	1	63,190	-	-	-	-	63,191
Other comprehensive income for the period	-	-	-	(39)	525	-	486
Employee options exercised	*	2,078	-	-	-	-	2,078
Share-based payment	-	-	-	-	-	3,311	3,311
Balance on June 30, 2024	9	218,792	248	9,506	375	(70,243)	158,687

Balance at January 1, 2023	8	151,406	248	9,503	20	(56,550)	104,635
Changes in the six months ended June 30, 2023:
Loss for the period	-	-	-	-	-	(9,500)	(9,500)
Other comprehensive income for the period	-	-	-	-	109	-	109
Employee options exercised	*	1,242	-	-	-	-	1,242
Share-based payment	-	-	-	-	-	3,470	3,470
Balance on June 30, 2023	8	152,648	248	9,503	129	(62,580)	99,956

(*) Represents an amount lower than $1 thousand.

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at April 1, 2024	9	217,330	248	9,503	61	(68,964)	158,187
Changes in the three months ended June 30, 2024:
Loss for the period	-	-	-	-	-	(3,013)	(3,013)
Other comprehensive loss for the period	-	-	-	3	314	-	317
Employee options exercised	*	957	-	-	-	-	957
Issuance of ordinary shares	*	505	-	-	-	-	505
Share-based compensation	-	-	-	-	-	1,734	1,734
Balance on June 30, 2024	9	218,792	248	9,506	375	(70,243)	158,687

Balance at April 1, 2023	8	151,710	248	9,503	59	(60,286)	101,242
Changes in the three months ended June 30, 2023:
Loss for the period	-	-	-	-	-	(3,973)	(3,973)
Other comprehensive income for the period	-	-	-	-	70	-	70
Employee options exercised	*	938	-	-	-	-	938
Share-based compensation	-	-	-	-	-	1,679	1,679
Balance on June 30, 2023	8	152,648	248	9,503	129	(62,580)	99,956

(*) Represents an amount lower than $1 thousand.

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(7,969)	(9,500)	(3,013)	(3,973)
Adjustments to reconcile net loss to net cash provided by operations (see Appendix A)	17,299	8,722	12,203	2,310
Net cash provided by (used in) operating activities	9,330	(778)	9,190	(1,663)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(9,788)	(7,984)	(5,417)	(4,449)
Acquisition of property and equipment	(1,009)	(274)	(849)	(178)
Loans granted to related company	(559)	(620)	(300)	(620)
Increase in bank deposits	(22,715)	(1,182)	312	(1,123)
Payments for acquisitions of subsidiaries, net of cash acquired	(14,934)	-	(14,934)	-
Interest received	1,045	448	612	424
Investments in financial assets	(284)	(97)	-	(97)
Proceeds from sub-lessee	111	69	56	69
Net cash used in investing activities	(48,133)	(9,640)	(20,520)	(5,974)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	62,686	-	-	-
Interest paid	(2,339)	(1,020)	(1,254)	(745)
Changes in short-term bank credit	(12,404)	10,874	7,051	6,643
Royalties paid in respect to government assistance plans	-	(67)	-	(67)
Receipt of long-term bank loans	17,000	-	-	-
Repayment of long-term bank loans	(2,180)	(502)	(1,916)	(248)
Repayment of long-term loans from others	(1,723)	(2,261)	(581)	(1,055)
Repayment of other long-term liabilities	(100)	(136)	(76)	(67)
Employee options exercised	2,626	1,033	1,730	937
Principal lease payments	(1,269)	(1,063)	(683)	(489)
Net cash provided by financing activities	62,297	6,858	4,271	4,909

Increase (Decrease) in cash and cash equivalents	23,494	(3,560)	(7,059)	(2,728)
Balance of cash and cash equivalents at beginning of period	38,386	33,880	68,569	33,212
Gains (losses) from exchange differences on cash and cash equivalents	(994)	537	(523)	424
Gains (losses) from translation differences on cash and cash equivalents of foreign operations	1,026	193	925	142
Balance of cash and cash equivalents at end of period	61,912	31,050	61,912	31,050

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	9,561	5,783	5,043	3,156
Post-employment benefit obligations, net	(5)	26	(9)	22
Deferred taxes	(772)	(72)	(283)	(36)
Finance expenses (income), net	2,562	(1,018)	1,750	(807)
Expenses in respect of long-term employee benefits	634	98	334	38
Share of loss of equity method investee	538	741	248	383
Long-term deferred income	570	(52)	261	(26)
Expenses in respect of share-based compensation	2,965	2,985	1,512	1,425
Total adjustments	16,053	8,491	8,856	4,155

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(4,539)	(16,456)	(447)	(6,493)
Increase in receivables from processing activity	(29,098)	(7,023)	(6,707)	(4,662)
Increase in trade receivables	(3,289)	(4,949)	(3,684)	(2,517)
Decrease (Increase) in other current assets	2,220	(238)	2,873	(1,237)
Decrease in inventory	1,445	850	901	4,432
Decrease in payables in respect of processing activity	35,257	31,510	9,304	15,095
Increase (Decrease) in trade payables	(269)	(2,032)	4,115	(4,516)
Decrease in other payables	(481)	(1,431)	(3,008)	(1,947)
Total changes in operating asset and liability items	1,246	231	3,347	(1,845)
Total adjustments to reconcile net loss to net cash provided by operations	17,299	8,722	12,203	2,310

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	130	2	130	2
Acquisition of right-of-use assets through lease liabilities	584	338	63	243
Share based payments costs attributed to development activities, capitalized as intangible assets	346	485	222	254
Recognition of receivable balance in respect of sub-lease against derecognition of right-of-use asset in respect of lease of buildings	-	455	-	455

NAYAX LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.
Nayax Ltd. (hereafter – the “Company”) was incorporated in January 2005. The Company provides processing and software as a service (SaaS) business operations solutions and services via a global platform. The Company is marketing its POS devices and SaaS solutions it developed in more than 60 countries worldwide through subsidiaries (the Company and the subsidiaries, hereafter – the “Group”) and through local distributors.

The Company is a public entity and its shares are being traded on the Tel Aviv Stock Exchange (TASE) since May 2021 and on the Nasdaq Global Select Market (Nasdaq) since September 2022 under the symbol NYAX. As of that date, the Company is dual listed on the Nasdaq and the TASE.

b.
"Swords of Iron" - War against terror organization Hamas - On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s government declared war against Hamas. Other terrorist organizations such as the Hezbollah in Lebanon on Israel's northern border have launched rocket attacks on Israel in support of Hamas. The military campaign against Hamas and other terrorist organizations is ongoing and could escalate in the future into a larger regional conflict. There is no certainty as to the duration, severity, results or implications of the war on the State of Israel generally or on the Company. While many of Israeli civilians were drafted to reserve duty, the company's headquarter activity located in Israel remained unharmed. The company has not experienced any material impact on its revenues, mainly due the fact that most of the company's revenues are generated overseas. As of the date of these financial statements, the end of the war is unknown

c.
On March 12, 2024, the Company successfully concluded an offering of 2,600,000 ordinary shares. The net proceeds from this sale amounted to approximately $62.7 million, after accounting for the underwriting discount, professional fees and other offering expenses.

d.
These condensed consolidated interim financial statements were approved by the Board of Directors on August 6, 2024 and should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2024.

NOTE 2 - BASIS OF PREPARATION OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

a.
These unaudited condensed consolidated interim financial statements of the Company as of June 30, 2024, and for the six-months and three-months interim periods ended on that date (hereinafter: "the Condensed Interim Financial Information") have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Information, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2023, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of the Group and in the six -months and three-months periods ended June 30, 2024, do not necessarily provide indication of the results that can be expected in the year ended December 31, 2024.

b.	Estimates and judgments

The preparation of the Condensed Interim Financial Information requires management to exercise judgment and use significant accounting estimates and assumptions. These affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ materially from these estimates. In preparing these Condensed Interim Financial Information, the significant accounting judgments and the uncertainties associated with key sources of estimates are consistent with those in the consolidated annual financial statements for the year ended December 31, 2023.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

a.
Significant accounting policies and calculation methods that have been applied in the preparation of these Condensed Interim Financial Information are consistent with those used in the preparation of the Group's Consolidated Financial Statements for the year ended December 31, 2023.

NAYAX LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

New International Financial Reporting Standards, amendments to standards and new interpretations:

b.
In April 2024, the IASB issued IFRS 18, Presentation and disclosure in Financial Statements which replaces IAS 1, Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements. While a number of sections have been brought forward from IAS 1, with limited wording changes, IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including the specified totals and subtotals. It also requires disclosure of management defined performance measures and includes new requirements for aggregation and disaggregation of financial information. In addition, certain amendments have been made to IAS 7, Statements of Cash flows.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. Comparative periods in both interim and annual financial statements will need to be restated.

The Company is currently assessing the new requirements of IFRS 18.

NOTE 4 – REVENUE

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

	U.S. dollars in thousands

Revenue from the sale of integrated POS devices	42,507	39,952	24,709	19,833
Recurring revenue:
SaaS revenue	39,255	27,473	21,399	14,284
Payment processing fee	60,287	41,144	31,979	22,042
	99,542	68,617	53,378	36,326
Total	142,049	108,569	78,087	56,159

NOTE 5 – COST OF REVENUE

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

	U.S. dollars in thousands

Cost of integrated POS devices sales	30,549	33,913	17,610	16,138
Cost of recurring revenue	48,925	35,925	25,889	19,165
Total	79,474	69,838	43,499	35,303

NAYAX LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EVENTS DURING THE REPORTING PERIOD

a.	Acquisition of Roseman Engineering Ltd.

On April 1, 2024, (hereinafter "the acquisition date") the Company completed the acquisition of the entire share capital of Roseman Engineering Ltd. and Roseman Holdings Ltd. (hereinafter, together, "Roseman"). Roseman, a private entity incorporated under the laws of Israel, manage smart systems in the fields of refueling, charging stations and management systems for forecourts and vehicle fleets. The purchase consideration comprises of cash in amount of approximately $4,089 thousands (NIS 15,200 thousands), deferred consideration in amount of approximately $769 thousands (NIS 2,500 thousands) and the issuance of 19,722 Ordinary Shares worth of approximately $505 thousands (NIS 1,900 thousands) which presents their fair value through Company's equity transferred at the closing date, hence the purchase price will not exceed approximately $5,675 thousands (NIS 21,000 thousands). The final consideration is the subject to working capital adjustments.

The acquisition has been accounted for using the acquisition method. The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

US Dollars in thousands
Cash	4,089
Deferred consideration	769
Issuance of Ordinary Shares	505
Total	5,363

Amounts recognized on the acquisition date:
Cash and cash equivalents	401
Trade receivables	2,643
Inventory	1,269
Right of use assets	1,466
Other receivables	284
Property and equipment	158
Deferred Income	(693)
Trade payables	(635)
Other liabilities	(754)
Other payables	(1,744)
Lease liabilities	(1,466)
Total	929
Goodwill and identifiable intangible assets	4,434
Total	5,363

NAYAX LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EVENTS DURING THE REPORTING PERIOD (continued)

a.	Acquisition of Roseman Engineering Ltd. (continued)

The excess of the purchase consideration over the fair value of the net identifiable assets has been recorded as Goodwill. Goodwill represents the expected synergies and intangible assets that do not qualify for separate recognition.

The following is information about revenues and losses of the Group under the assumption that Roseman transaction was completed on January 1, 2024: (1) The Group’s revenues for the reported period ended June 30, 2024, would have been $143,883 thousand, compared to $142,049 thousand as reported, and; (2) The Group's losses for reported period ended June 30, 2024, would have been $8,165 thousand compared to $7,969 thousand as reported.

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating Roseman's results was $2,246 thousand during the reported period. Additionally, the consolidation of Roseman resulted in an increase of $196 thousand in the loss for the reported period ended June 30, 2024.

The accounting for the business combination is incomplete at the reporting date. The provisional amounts recognized for the acquired identifiable assets and liabilities are based on the information available at the date of the issuance of these condensed financial statements. The Company is still in the process of finalizing the fair value assessments of these items. In accordance with IFRS 3R, the measurement period is up to one year from the acquisition date, during which adjustments may be made to the provisional amounts as new information is obtained about facts and circumstances that existed as of the acquisition date.

NAYAX LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EVENTS DURING THE REPORTING PERIOD (continue)

b.	Acquisition of VMtecnologia LTDA.

On April 30, 2024, the company successfully completed the acquisition of the entire share capital of VMtecnologia LTDA. (hereinafter "VM"), a Brazilian entity incorporated under the laws of Brazil and operates in the unattended retail market with an easy-to-use, proprietary and secure technology. VM's solution simplifies and enables the operation of autonomous stores with hardware, point-of-sale software, and payment solutions.

The purchase consideration comprised of (1) approximately $12,762 thousands in cash on the date of the closing (BRL 66,000 thousands) reduced by the Estimated Indebtedness and increased by the Estimated Cash, (2) Contingent consideration of approximately $8,508 thousands (BRL 44,000 thousands) which is subject to VM's revenues growth and other certain milestones. Except of a one individual seller that will receive certain portion by cash, the other sellers may receive, in company's sole discretion, up to 50% of the consideration in company's shares all to be paid in installments up to April 30, 2027 subject to certain revenue growth conditions, (3) Contingent consideration of approximately $5,317 thousands (BRL 27,500 thousands), where $4,834 thousands (BRL 25,000 thousands) shall be paid with the Company's shares, at the share price of the Company determined at the date of the closing and the remaining approximately $483 thousands (BRL 2,500 thousands) shall be paid in cash, both are due on April 30, 2027. The contingent consideration is subject to VM’s revenue performance, and (4) all subject to adjustments to final Cash, Indebtedness and Working Capital (as defined in the purchase agreement).

The acquisition has been accounted for using the acquisition method. The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

US Dollars in thousands
Cash	11,345
Contingent Consideration	5,429
Total	16,774

Amounts recognized on acquisition date:
Cash and cash equivalents	99
Trade receivables	669
Other receivables	651
Property and equipment, net	6,648
Right of use	46
Trade payables	(407)
Other payables	(710)
Other liabilities	(684)
Lease liability	(53)
Long term liabilities	(433)
Deferred Tax Liability	(232)
Total	5,594
Goodwill and identifiable intangible assets	11,180
Total	16,774

NAYAX LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EVENTS DURING THE REPORTING PERIOD (continue)

b.	Acquisition of VMtecnologia LTDA. (continue)

The excess of the purchase consideration over the fair value of the net identifiable assets has been recorded as Goodwill. Goodwill represents the expected synergies and intangible assets that do not qualify for separate recognition.

The following is information about revenues and losses of the Group under the assumption that VM transaction was completed on January 1, 2024: (1) The Group’s revenues for the reported period ended June 30, 2024, would have been $145,457 thousand, compared to $142,049 thousand as reported, and; (2) The Group's losses for reported period ended June 30, 2024, would have been $ 7,078 thousand compared to $ 7,969 thousand as reported.

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating VM's results was $ 1,947 thousand during the reported period. Additionally, the consolidation of VM resulted in a decrease by $ 319 thousand in the loss for the reported period ended June 30, 2024.

The accounting for the business combination is incomplete at the reporting date. The provisional amounts recognized for the acquired identifiable assets and liabilities are based on the information available at the date of the issuance of these condensed financial statements. The company is still in the process of finalizing the fair value assessments of these items. In accordance with IFRS 3R, the measurement period is up to one year from the acquisition date, during which adjustments may be made to the provisional amounts as new information is obtained about facts and circumstances that existed as of the acquisition date.

c.	On Track Innovation Ltd. – Israel Competition Authority

As previously disclosed, the Israeli Competition Authority (the “ICA”) has requested from the Company documents and information related mainly to its acquisition of On Track Innovation Ltd. The Company has provided the requested information and commenced discussions with the ICA. While we cannot predict the outcome, it is likely that if our discussions with the ICA are unsuccessful, we expect the ICA would seek to take enforcement actions against the Company, which could include imposing a fine on the Company, the amount of which could be material. The dialog with the ICA continues and it is difficult to assess when or how this process will conclude, or what results it may have to the Company.

d.	Long Term Loan - Retail Pro International LLC acquisition

During 2023, the Company funded an acquisition of Retail Pro International LLC by the cash portion of the consideration payable at the closing, with a short-term credit facility that the Company received (see note 26 in the annual financial statements for the year ended December 31, 2023). On February 25, 2024, the Company received from the same lender an approval for a long-term loan through bank financing that was used to repay the short-term credit facility. The long-term loan was fully executed and bears a SOFR based variable interest rates. Under the credit facility above of the financing agreement, the Company is required to meet certain financial covenants.

As of  the date of these condensed financial statements, the Company met all the covenants set by the lenders.

NAYAX LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - FINANCIAL INSTRUMENTS

Fair value of financial assets and financial liabilities

The carrying amounts of all financial assets and financial liabilities in the Company's statement of financial position reasonably approximate their fair value.

NOTE 8 - LOSS PER SHARE

a.	Basic

Loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue (in thousands excluding loss per share data):

	Six months ended on June 30		Three months ended June 30
	2024	2023	2024	2023
Loss for the period	(7,969)	(9,500)	(3,013)	(3,973)
Weighted average of ordinary shares	35,059	33,023	36,224	33,075
Basic loss per ordinary share	(0.227)	(0.288)	(0.083)	(0.120)

b.	Diluted

Instruments that can potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share, as their impact was anti-dilutive (thousands of shares):

	June 30, 2024	June 30, 2023
Options and unvested RSU issued as part of share-based payment	2,832	3,737

NOTE 9 – SHARE BASED COMPENSATION

The Company grants Options and Restricted Stock Units (RSUs) to employees, executive management and directors as part of its equity compensation plans. RSUs represent the Company's commitment to issue shares to the recipient at a future date, subject to certain vesting conditions. During the six months ended on June 30, 2024, the company granted the following:

Grant date	Number of RSUs	Fair value
February 1, 2024	11,000	$26.5
February 27, 2024	51,598	$28.1
May 12, 2024	20,735	$29.2
June 25, 2024	180,172	$21.55

The vesting period of the RSUs is 4 years, with 25% vests on the first anniversary of the grant date, and after that, additional 6.25% of the vests on the last day of each subsequent calendar quarter.

In respect of employees and officers in Israel, all plans described above are supposed to be managed under the rules of the capital option, as set out in Section 102 of the Income Tax Ordinance. The allotments to Israelis who are not employees are subject to Section 3(i) to the Income Tax Ordinance. Overseas employees and service providers are subject to tax laws in their respective countries.

  IFRS to Non-IFRS

The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

Quarter ended as of (U.S. dollars in thousands)
	Jun 30, 2024	Jun 30, 2023
Loss for the period	(3,013)	(3,973)
Finance expense, net	3,601	40
Income tax expense	321	226
Depreciation and amortization	5,043	3,156
EBITDA	5,952	(551)
Expenses in respect of share-based compensation	1,512	1,425
Non-recurring issuance (1)	378	-
Share of loss of equity method investee (2)	248	383
ADJUSTED EBITDA	8,090	1,257

(1)	Consists primarily of fees and expenses related to our recent acquisitions

(2)	Share of loss of equity method investee is related to our 2021 investment in Tigapo.